UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1	2007 Annual Consolidated Financial Statements.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

CAMECO CORPORATION
2007 CONSOLIDATED FINANCIAL STATEMENTS
February 27, 2008

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2007.
KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Gerald W. Grandey	Original signed by O. Kim Goheen

President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 27, 2008	February 27, 2008

AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Original signed by KPMGLLP
Chartered Accountants
Saskatoon, Canada
February 27, 2008

Consolidated Balance Sheets

As at December 31	2007	2006
($Cdn thousands)

Assets
Current assets
Cash and cash equivalents	$131,932	$334,089
Accounts receivable	347,097	402,847
Inventories [note 4]	437,487	416,479
Supplies and prepaid expenses	210,464	191,831
Current portion of long-term receivables, investments and other [note 7]	164,164	9,178

	1,291,144	1,354,424

Property, plant and equipment [note 5]	3,437,450	3,198,133
Intangible assets and goodwill [note 6]	255,484	294,158
Long-term receivables, investments and other [note 7]	387,304	293,714

Total assets	$5,371,382	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$541,283	$392,679
Dividends payable	17,220	14,092
Current portion of long-term debt [note 8]	8,816	7,900
Current portion of other liabilities [note 10]	32,492	40,737
Future income taxes [note 17]	84,653	46,289

	684,464	501,697

Long-term debt [note 8]	717,130	696,691
Provision for reclamation [note 9]	284,673	228,496
Other liabilities [note 10]	258,511	232,641
Future income taxes [note 17]	246,936	339,451

	2,191,714	1,998,976

Minority interest	435,807	400,071

Shareholders’ equity
Share capital	819,268	812,769
Contributed surplus	119,531	540,173
Retained earnings	1,779,629	1,428,206
Accumulated other comprehensive income (loss) [note 12]	25,433	(39,766)

	2,743,861	2,741,382

Total liabilities and shareholders’ equity	$5,371,382	$5,140,429

Commitments and contingencies [notes 9,24,25,26]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and Nancy E. Hopkins

Consolidated Statements of Earnings

For the years ended December 31	2007	2006
($Cdn thousands, except per share amounts)

Revenue from
Products and services	$2,309,741	$1,831,690

Expenses
Products and services sold	1,211,664	1,127,772
Depreciation, depletion and reclamation	225,539	199,665
Administration	127,229	143,014
Exploration	66,813	58,152
Research and development	3,609	2,682
Interest and other [note 14]	(32,673)	(3,708)
Cigar Lake remediation [note 13]	29,403	20,559
Restructuring of gold business [note 24]	113,000	—
Stock option plan amendment [note 21]	94,175	—
Gain on sale of assets [note 15]	(4,028)	(51,826)

	1,834,731	1,496,310

Earnings from operations	475,010	335,380
Other income (expense) [note 16]	(9,078)	10,046

Earnings before income taxes and minority interest	465,932	345,426
Income tax expense (recovery) [note 17]	29,468	(68,843)
Minority interest	20,352	38,554

Net earnings	$416,112	$375,715

Basic earnings per common share [note 28]	$1.18	$1.07

Diluted earnings per common share [note 28]	$1.13	$1.02

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

For the years ended December 31	2007	2006
($Cdn thousands)

Share capital
Balance at beginning of year	$812,769	$779,420
Shares repurchased [note 11]	(22,750)	—
Stock option plan	29,249	33,285
Debenture conversions	—	64

Balance at end of year	819,268	812,769

Contributed surplus
Balance at beginning of year	540,173	529,245
Shares repurchased [note 11]	(406,577)	—
Stock option plan amendment [note 21]	(21,875)	—
Stock-based compensation	13,770	17,549
Options exercised	(5,960)	(6,612)
Debenture conversions	—	(9)

Balance at end of year	119,531	540,173

Retained earnings
Balance at beginning of year	1,428,206	1,108,748
Transition adjustment — financial instruments [note 3(a)]	5,343	—
Net earnings	416,112	375,715
Dividends on common shares	(70,032)	(56,257)

Balance at end of year	1,779,629	1,428,206

Accumulated other comprehensive income (loss)
Balance at beginning of year	(39,766)	(53,397)
Transition adjustment — financial instruments [note 3(a)]	38,839	—
Other comprehensive income	26,360	13,631

Balance at end of year [note 12]	25,433	(39,766)

Total retained earnings and accumulated other comprehensive income	1,805,062	1,388,440

Shareholders’ equity at end of year	$2,743,861	$2,741,382

Consolidated Statements of Comprehensive Income

For the years ended December 31	2007	2006
($Cdn thousands)

Net earnings	$416,112	$375,715
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation gains (losses)	(111,169)	13,631
Gains on derivatives designated as cash flow hedges	206,215	—
Gains on derivatives designated as cash flow hedges transferred to net earnings	(62,320)	—
Unrealized losses on assets available-for-sale	(6,366)	—

Other comprehensive income	26,360	13,631

Total comprehensive income	$442,472	$389,346

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31	2007	2006
($Cdn thousands)

Operating activities
Net earnings	$416,112	$375,715
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	225,539	199,665
Provision for future taxes [note 17]	(134,129)	(184,639)
Deferred gains	(18,441)	(43,449)
Unrealized losses (gains) on derivatives	(50,032)	10,400
Stock-based compensation [note 21]	13,770	17,549
Gain on sale of assets [note 15]	(4,028)	(51,826)
Equity in loss from associated companies [note 16]	6,439	5,320
Cigar Lake remediation [note 13]	—	15,356
Restructuring of gold business [note 24]	113,000	—
Stock option plan amendment [note 21]	94,175	—
Minority interest	20,352	38,554
Other operating items [note 18]	117,969	35,375

Cash provided by operations	800,726	418,020

Investing activities
Acquisition of business, net of cash acquired	—	(83,856)
Additions to property, plant and equipment	(494,473)	(459,559)
Increase in long-term receivables, investments and other	(38,167)	(29,687)
Proceeds on sale of property, plant and equipment	5,824	46,404

Cash used in investing	(526,816)	(526,698)

Financing activities
Decrease in debt	(7,900)	(156,700)
Increase in debt	43,815	—
Issue of shares	23,289	27,058
Shares repurchased [note 11]	(429,327)	—
Dividends	(66,906)	(52,660)

Cash used in financing	(437,029)	(182,302)

Decrease in cash during the year	(163,119)	(290,980)
Exchange rate changes on foreign currency cash balances	(39,038)	1,876
Cash and cash equivalents at beginning of year	334,089	623,193

Cash and cash equivalents at end of year*	$131,932	$334,089

Supplemental cash flow disclosure
Interest paid	$47,691	$53,551
Income taxes paid	$154,748	$115,352

*	As of December 31, 2007, our cash and cash equivalents balance consisted of $89,438 in cash and $42,494 in cash equivalents (primarily treasury bills) As at December 31, 2006 — $73,159 in cash and $260,930 in cash equivalents (primarily commercial paper).
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2007 and 2006
($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario. Cameco’s 52.7% subsidiary Centerra Gold Inc. (Centerra) is involved in the exploration for and the development, mining and sale of gold.

2.	Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Inventories

Inventories of broken ore, uranium concentrates, refined and converted products and gold are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.

(d)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(e)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Prior to January 1, 2007, portfolio investments were carried at cost or at cost less amounts written off to reflect a decline in value that was other than temporary. Effective January 1, 2007, portfolio investments were classified as available for sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income until realized, at which time they are recorded in the consolidated statement of earnings.

(f)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Cameco reviews the carrying values of its property, plant and equipment when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Interest is capitalized on expenditures related to development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Fuel services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For fuel services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(g)	Intangible Assets and Goodwill

Intangible assets acquired in a business combination are recorded at their fair values. Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate. The carrying values of intangible assets are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amount is charged to earnings in the current period.

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized. Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

(h)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

(i)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products, processes and expenditures for geological exploration programs are charged against earnings as incurred.

(j)	Environmental Protection and Reclamation Costs

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value, discounted using the company’s credit adjusted risk free rate, is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time, using the company’s credit adjusted risk free rate, through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements, reclamation plans, cost estimates and timing of estimated expenditures. Costs related to ongoing environmental programs are charged against earnings as incurred.

(k)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(l)	Stock-Based Compensation

Cameco has five stock-based compensation plans that are described in note 21. These encompass a stock option plan, an employee share ownership plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan. In calculating compensation expense, Cameco includes an estimate for forfeitures that is based on historic trends.

Prior to July 27, 2007, options granted under the stock option plan on or after January 1, 2003 were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. For options granted prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration received on exercise of stock options was credited to share capital. Effective July 27, 2007, options granted under the stock option plan are accounted for as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period and is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period.

Deferred share units, performance share units and phantom stock options are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value. Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(m)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when evidenced by a contract that indicates the product, pricing and delivery terms, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Cameco records revenue on the sale of gold when title passes and delivery is effected.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(n)	Amortization of Financing Costs

Prior to January 1, 2007, debt discounts and issue expenses associated with long-term financing were deferred and amortized over the term of the issues to which they related and were classified as deferred charges. Effective January 1, 2007, for financial instruments measured at amortized cost, the effective interest method of amortization is used for any debt discounts and issue expenses. The costs are now classified with their related financial liability.

(o)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (AOCI). Exchange gains or losses arising from the translation of foreign debt designated as hedges of a net investment in foreign operations are also recorded in the foreign currency translation adjustments component of accumulated other comprehensive income. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(p)	Derivative Financial Instruments and Hedging Transactions

Prior to January 1, 2007, Cameco’s policy was to use derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documented all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assessed, both at the hedge’s inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items were deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments were closed before planned delivery, gains or losses were recorded as deferred gains or deferred charges and recognized on the planned delivery date. In the event a hedged item was sold, extinguished or matured prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument was recognized in earnings.

BPLP uses various energy and related sales contracts to reduce exposure to fluctuations in the price of electricity in Ontario. Prior to January 1, 2007, gains or losses on hedging instruments were recognized in earnings over the term of the contract when the underlying hedged transactions occurred. All energy contracts were designated as hedges of BPLP’s electricity sales.

Effective January 1, 2007, Cameco’s policy is in accordance with note 3(a).

When hedge accounting criteria are met, derivative contracts are accounted for as described in note 3(a). When hedge accounting criteria are not met, the derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in interest and other in the consolidated statements of earnings.

(q)	Earnings Per Share

Earnings per share are calculated using the weighted average number of paid common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants, which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.
3.	Accounting Standards
(a)	Changes in Accounting Policies

Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments, hedges and other comprehensive income. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account.

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the consolidated balance sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of AOCI, net of income taxes. Cameco has added two new statements to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity” and “Consolidated Statements of Comprehensive Income”.

Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in OCI until realized, at which time they will be recorded in the consolidated statements of earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax at January 1, 2007.

Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI by $53,397,000 and eliminate the cumulative translation account.

The following table summarizes the opening adjustments, gross and net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
	Gross	Net	Gross	Net

Cash flow hedges (net of $17,172 tax expense)	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts (net of $3,005 tax expense)	8,348	5,343	—	—

Totals	$8,348	$5,343	$56,011	$38,839

(b)	Future Changes in Accounting Policy
(i)	Inventories

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

The adoption of this new standard is not expected to have a material impact on Cameco’s consolidated financial statements.

(ii)	Financial Instruments — Disclosure and Presentation

Effective January 1, 2008, Cameco will adopt two new Canadian standards: Handbook Section 3862, Financial Instruments — Disclosures and Handbook Section 3863, Financial Instruments — Presentation. These sections replace Handbook Section 3861, Financial Instruments — Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.

(iii)	Capital Disclosures

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 1535, Capital Disclosures. This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

4.	Inventories

	2007	2006

Uranium
Concentrate	$291,071	$280,650
Broken ore	8,313	12,946

	299,384	293,596

Fuel Services	93,788	98,485

Gold
Finished	10,986	5,513
Stockpile	33,329	18,885

	44,315	24,398

Total	$437,487	$416,479

5.	Property, Plant and Equipment

		Accumulated
		Depreciation	2007	2006
	Cost	and Depletion	Net	Net

Uranium
Mining	$2,990,665	$1,575,167	$1,415,498	$1,333,397
Non-producing	888,872	—	888,872	748,442

Fuel Services	407,013	184,121	222,892	206,765

Electricity
Assets under capital lease	164,290	61,750	102,540	111,900
Other	547,771	150,078	397,693	400,003

Gold
Mining	928,345	563,051	365,294	352,201
Non-producing	4,676	—	4,676	4,552

Other	70,992	31,007	39,985	40,873

Total	$6,002,624	$2,565,174	$3,437,450	$3,198,133

6.	Intangible Assets and Goodwill

		Accumulated
	Cost	Depreciation	2007 Net	2006 Net

Intangible assets	$118,819	$10,107	$108,712	$114,019
Goodwill	146,772	N/A	146,772	180,139

Total	$265,591	$10,107	$255,484	$294,158

The intangible asset value relates to intellectual property acquired with Zircatec Precision Industries, Inc. in 2006 (note 23).
Cameco’s goodwill is related to its investment in Centerra, which is denominated in United States dollars. Accordingly, the amount of goodwill is remeasured to reflect the current foreign exchange rate at each financial statement date.
In 2007, Centerra acquired the outstanding 5% non-controlling interest in one of its subsidiaries. The book value of the minority interest acquired in the transaction was in excess of the purchase price and, as a result, goodwill was reduced by $6,046,000.
7.	Long-Term Receivables, Investments and Other

	2007	2006

BPLP [note 20]
Capital lease receivable from Bruce A L.P.	$97,328	$97,518
Derivatives [note 27]	75,788	—
Receivable from Ontario Power Generation (OPG)	2,907	11,281
Accrued pension benefit asset [note 22]	5,864	11,992
Kumtor Gold Company (KGC)
Reclamation trust fund	4,795	6,999
Equity accounted investments
UNOR Inc. (market value $5,527)	7,790	8,893
UEX Corporation (market value $258,223)	14,153	19,151
Huron Wind (privately held)	2,174	2,340
Minergia S.A.C. (privately held)	683	—
Available-for-sale securities
Western Uranium Corporation	13,351	—
Cue Capital Corp.	6,751	—
Derivatives [note 27]	168,641	433
Deferred charges
Cost of sales [notes 10]	54,943	75,854
Debt issue costs [note 3(a)]	—	7,372
Gold hedges	—	593
Advances receivable	57,739	46,094
Asset-backed commercial paper in default	8,000	—
Accrued pension benefit asset [note 22]	5,874	7,889
Other	24,687	6,483

	551,468	302,892
Less current portion	(164,164)	(9,178)

Net	$387,304	$293,714

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.
The advances receivable bear interest at an effective rate of 11% with no fixed repayment terms.
8.	Long-Term Debt

	2007	2006

Convertible debentures	$205,575	$207,091
Debentures	297,905	300,000
Capital lease obligation — BPLP	189,600	197,500
Commercial paper	32,866	—

	725,946	704,591
Less current portion	(8,816)	(7,900)

Net	$717,130	$696,691

On September 25, 2003, the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 7.21%. The amount is reflected as contributed surplus. The conversion price is $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1. The debentures are redeemable by the company beginning October 1, 2008, at a redemption price of par plus accrued and unpaid interest.
The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2007, and was approximately $837,616,700.
Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum (effective interest rate of 4.79%) and mature September 16, 2015. Cameco had $100,000,000 outstanding in senior unsecured debentures (Series A) that bore interest at a rate of 6.9% per annum and were to mature July 12, 2006. Cameco also had $50,000,000 outstanding in senior unsecured debentures (Series B) that bore interest at a rate of 7.0% per annum and were to mature July 6, 2006. On January 17, 2006, Cameco redeemed in full the Series A and B debentures. The redemption prices under the trust indenture were based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the Series A debentures and 34 basis points for the Series B debentures. The total redemption price was $152,104,000 plus accrued and unpaid interest.
Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. Cameco may also borrow directly in the commercial paper market. Commercial paper outstanding at December 31, 2007, was $32,866,000 (Cdn) (2006 — nil) and bears interest at an average rate of 4.8% (2006 — nil). These amounts, when drawn, are classified as long-term debt.
Cameco has $524,430,000 ($307,588,000 (Cdn) and $219,453,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2007 relate to future decommissioning and reclamation liabilities [note 9] and amounted to $302,773,000 ($235,189,000 (Cdn) and $68,398,000 (US)) (2006 — $213,069,000 ($137,236,000 (Cdn) and $65,076,000 (US))). At December 31, 2007 there were no amounts outstanding under the $150,000,000 (US) letter of credit facility that related to the standby product loan facility.
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%.
BPLP has a $150,000,000 (Cameco’s share $47,400,000) revolving credit facility that is available until July 21, 2009, as well as $146,000,000 (Cameco’s share $46,136,000) in letter of credit facilities. As at December 31, 2007, BPLP had $62,000,000 (Cameco’s share $19,592,000) outstanding under the letter of credit facilities.

Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them
The table below represents currently scheduled maturities of long-term debt over the next five years.

2008	$8,816
2009	10,112
2010	11,692
2011	13,272
2012	14,852
Thereafter	667,202

Total	$725,946

     Standby Product Loan Facilities
Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allows Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium can be borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings will be secured by letters of credit and are payable in kind.
The market value of the available facility is based on the quoted market price of the products at December 31, 2007 and was approximately $242,600,000 (US). As at December 31, 2007, Cameco did not have any loan amounts outstanding under the facility.
On January 29, 2008, Cameco gave notice of termination to the counterparty of the product loan arrangement. The loan facility will be terminated on April 1, 2008 and the associated letter of credit facilities were cancelled on January 31, 2008. Cameco will recognize previously deferred revenues and costs in its earnings for the first quarter of 2008.
Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During the second quarter, Cameco terminated these two arrangements and cancelled the related letter of credit facilities.
9.	Provision for Reclamation
Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.
Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $440,000,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $300,000,000 in the form of letters of credit to satisfy current regulatory requirements.
Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

Following is a reconciliation of the total liability for asset retirement obligations:

	2007	2006

Balance, beginning of year	$228,496	$167,568
Acquisition of Zircatec interest [note 23]	—	7,129
Changes in estimates	59,487	50,299
Liabilities settled	(6,034)	(6,420)
Accretion expense	14,768	9,954
Impact of foreign exchange	(12,044)	(34)

Balance, end of year	$284,673	$228,496

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $440,000,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates — 5.25% to 7.50% for operations in North America; 8.00% for operations in Kyrgyzstan; 8.00% for operations in Mongolia.
The asset retirement obligations liability is comprised of:

	2007	2006

Uranium	$166,725	$118,272
Fuel Services	97,329	90,789
Gold	20,619	19,435

Total	$284,673	$228,496

10.	Other Liabilities

	2007	2006

Deferred sales [note 7]	$113,461	$107,330
Derivatives [note 27]	21,619	10,127
Deferred currency hedges [note 3(a)]	—	26,333
Accrued post-retirement benefit liability [note 22]	13,143	12,166
Zircatec acquisition holdback [note 23]	10,000	20,000
BPLP
Accrued post-retirement benefit liability [note 22]	104,046	86,856
Derivatives [note 27]	1,057	—
Deferred revenue — electricity contracts	—	856
Other	27,677	9,710

	291,003	273,378
Less current portion	(32,492)	(40,737)

Net	$258,511	$232,641

11.	Share Capital

Authorized share capital: Unlimited number of first preferred shares Unlimited number of second preferred shares Unlimited number of voting common shares, and One Class B share
(a)	Common Shares

Number Issued (Number of Shares)	2007	2006

Beginning of year	352,292,632	349,570,048

Issued:
Shares repurchased	(9,575,300)	—
Debenture conversions	—	5,905
Stock option plan [note 21]	1,681,366	2,716,679

Issued share capital	344,398,698	352,292,632

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Share Repurchase Program

On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at December 31, 2007, 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. The excess of the repurchase cost of these shares over their book value, amounting to $406,577,000, has been charged to contributed surplus.
12.	Accumulated Other Comprehensive Income (Loss)

	2007	2006

Unrealized foreign currency translation losses	$(150,935)	$(39,766)
Gains on derivatives designated as cash flow hedges (net of $64,756 tax expense)	182,734	—
Unrealized loss on available-for-sale securities (net of $1,152 tax recovery)	(6,366)	—

Balance at end of year	$25,433	$(39,766)

13.	Cigar Lake Remediation

As a result of the water inflow at Cigar Lake, Cameco recorded an expense of $29,403,000 during 2007 (2006 — $20,599,000). The amount recorded in 2007 related to remediation efforts. Of the amount recorded in 2006, $15,356,000 related to the write-down of assets while $5,203,000 related to remediation efforts.

14.	Interest and Other

	2007	2006

Interest on long-term debt	$42,743	$43,223
Writedown of investment in commercial paper	5,000	—
Other interest and financing charges	8,922	4,642
Foreign exchange losses	20,955	1,413
(Gains) losses on derivatives	(53,606)	10,400
Interest income	(25,960)	(32,348)
Capitalized interest	(30,727)	(31,038)

Net	$(32,673)	$(3,708)

15.	Gain on Sale of Assets

	2007	2006

Sale of geological data	$(5,317)	$—
Interest in Fort a la Corne Joint Venture	—	(44,782)
Voting rights in Fort a la Corne Joint Venture	—	(5,889)
Other	1,289	(1,155)

Net	$(4,028)	$(51,826)

16.	Other Income (Expense)

	2007	2006

Equity in loss from associated companies	$(6,439)	$(5,320)
Claim settlement [note 25(c)]	(3,175)	—
Insurance settlement (Kumtor)	—	15,366
Other	536	—

Net	$(9,078)	$10,046

17.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2007	2006

Assets
Property, plant and equipment	$201,560	$173,774
Provision for reclamation	78,335	65,234
Foreign exploration and development	46,389	31,144
Other	65,060	37,031

Future income tax assets before valuation allowance	391,344	307,183
Valuation allowance	(113,092)	(128,771)

Future income tax assets, net of valuation allowance	$278,252	$178,412

Liabilities
Property, plant and equipment	$473,734	$502,579
Inventories	19,601	18,935
Long-term investments and other	116,506	42,638

Future income tax liabilities	$609,841	$564,152

Net future income tax liabilities	$331,589	$385,740
Less current portion	(84,653)	(46,289)

	$246,936	$339,451

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2007	2006

Earnings before income taxes and minority interest	$465,932	$345,426
Combined federal and provincial tax rate	35.7%	39.3%

Computed income tax expense	166,338	135,752
Increase (decrease) in taxes resulting from:
Reduction in income tax rates	(18,036)	(66,749)
Provincial royalties and other taxes	1,240	1,092
Federal and provincial resource allowance	(492)	(6,617)
Manufacturing and processing deduction	(5,112)	(5,719)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(187,328)	(133,988)
Restructuring of gold business	40,156	—
Change in valuation allowance	(4,827)	19,126
Capital and other taxes	1,938	2,296
Stock-based compensation plans	(306)	6,700
Recovery of taxes due to amendment of tax treatment	—	(16,950)
Other permanent differences	35,897	(3,786)

Income tax expense (recovery)	$29,468	$(68,843)

In 2007, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 4% reduction in the general corporate income tax rate. The federal tax rate will decline in 2012 from 19% to 15%. This legislation was substantively enacted in 2007.

Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $25,400,000 in 2007.

During 2006, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.

	2007	2006

Earnings before income taxes and minority interest
Canada	$(297,519)	$(17,703)
Foreign	763,451	363,129

	$465,932	$345,426

Current income taxes
Canada	$99,066	$91,730
Foreign	64,531	24,066

	$163,597	$115,796
Future income taxes (recovery)
Canada	$(126,303)	$(167,189)
Foreign	(7,826)	(17,450)

	$(134,129)	$(184,639)

Income tax expense (recovery)	$29,468	$(68,843)

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income

	2007	2006

Net gains on derivatives designated as cash flow hedges	$92,860	$—
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(28,104)	—
Unrealized losses on assets available-for-sale	(1,152)	—

Total income tax expense included in OCI	$63,604	$—

18.	Statements of Cash Flows

Other Operating Items

	2007	2006

Changes in non-cash working capital:
Accounts receivable	$103,118	$36,180
Inventories	(61,810)	(63,623)
Supplies and prepaid expenses	(35,631)	(38,393)
Accounts payable and accrued liabilities	27,677	58,258
Hedge position settlements	67,948	32,113
Other	16,667	10,840

Total	$117,969	$35,375

19.	Uranium Joint Ventures

Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. At December 31, 2007, Cameco’s share of property, plant and equipment in these joint ventures amounted to $2,037,000,000 (2006 — $1,862,000,000) [note 5].

20.	Investment in BPLP

Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco proportionately consolidates its 31.6% interest in BPLP.
          Fuel Supply Agreements
Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2007, sales of uranium and conversion services to BPLP amounted to $49,608,000 (2006 — $41,650,000), approximately 2.1% (2006 — 2.3%) of Cameco’s total revenue. At December 31, 2007, amounts receivable under these agreements totaled $4,550,000 (2006 — $15,055,000).

Balance Sheets

(Millions)	2007	2006

Current assets	$159	$129
Property, plant and equipment	411	417
Long-term receivables and investments	181	131

	$751	$677

Current liabilities	$97	$100
Long-term liabilities	370	358

	467	458

Equity	284	219

	$751	$677

Statements of Earnings

(Millions)	2007	2006

Revenue	$417	$393
Operating costs	278	256

Earnings before interest and taxes	139	137
Interest	—	14

Earnings before taxes	$139	$123

Statements of Cash Flows

(Millions)	2007	2006

Cash provided by operations	$159	$163
Cash used in investing	(35)	(38)
Cash used in financing	(126)	(143)

21.	Stock-Based Compensation Plans

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option. Options have not been awarded to directors since 2003.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,011,079 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2007	2006

Beginning of year	7,390,053	8,723,170
Options granted	976,475	1,537,330
Options exercised [note 11]	(1,794,515)	(2,716,679)
Options forfeited	(149,421)	(153,768)

End of year	6,422,592	7,390,053

Exercisable	3,696,479	3,088,841

Upon exercise of certain existing options, additional options in respect of 15,300 shares would be granted.

Weighted average exercise prices were as follows:

	2007	2006

Beginning of year	$19.92	$13.29
Options granted	46.82	41.04
Options exercised	13.34	9.84
Options forfeited	39.32	32.92

End of year	$25.40	$19.92

Exercisable	$16.46	$10.46

Total options outstanding and exercisable at December 31, 2007 were as follows:

2007		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$3.13 — 5.99	129,300	1	$4.47	129,300	$4.47
6.00 — 13.49	2,347,560	4	8.21	2,227,560	8.32
13.50 — 32.99	1,698,552	7	26.92	929,010	26.81
33.00 — 55.43	2,247,180	7	43.40	410,609	41.00

	6,422,592			3,696,479

The foregoing options have expiry dates ranging from February 23, 2008 to May 29, 2017.

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period. Previously, all stock options were classified as equity and were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. The impact of the reclassification of the stock options at July 27, 2007 was an increase in liabilities of $116,050,000, a decrease in contributed surplus of $21,875,000 and a decrease to earnings of $94,175,000. In addition, a future tax recovery of $35,225,000 was recorded.

For the year ended December 31, 2007, Cameco has recorded a net recovery of $4,868,000 (2006 expense — $17,549,000), related to options issued and vested during the year. These amounts are exclusive of the expense recorded upon adoption of the cash settlement feature on July 27, 2007.

The fair value of the options granted prior to July 27, 2007, was determined using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006

Number of options granted	976,475	1,537,330
Average strike price	$46.82	$41.04
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$14.30	$13.19

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each planned participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2007, the total PSUs held by the participants was 152,196 (2006 — 292,150).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2007, the total DSUs held by participating directors was 329,908 (2006 — 299,928).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2007, the number of options held by participating employees was 339,072 (2006 — 383,181) with exercise prices ranging from $4.81 to $54.38 per share (2006 - $4.81 to $41.00) and a weighted average exercise price of $39.56 (2006 — $18.63).

Commencing in 2007, Cameco created an employee share ownership plan whereby both employee and company contributions are used to purchase shares on the open market for employees. The company’s contributions are expensed during the year of contribution. Under the plan, all employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee — paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. At December 31, 2007, there were 2,637 participants in the plan. The total number of shares purchased in 2007 on behalf of participants, including the company contribution, was 159,761 shares. In 2007, the company’s contributions totaled $3,716,000.

Cameco has recognized the following expenses (recoveries) under these plans:

	2007	2006

Performance share units	$4,288	$4,884
Deferred share units	(2,606)	3,206
Phantom stock options	(1,410)	5,212
Employee share ownership plan	3,716	—

22.	Pension and Other Post-Retirement Benefits

Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance, to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2006. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2009. The status of the defined plans is as follows:

(a)     Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Balance at beginning of year	$23,272	$15,926	$12,166	$7,403
Current service cost	1,027	1,028	510	487
Interest cost	1,259	872	606	544
Actuarial (gain) loss	3,536	6,056	(370)	395
Plan amendments	—	—	3,838	588
Plan curtailments	—	—	(2,990)	—
Acquisition of Zircatec interest [note 23]	—	—	—	3,116
Benefits paid	(619)	(611)	(617)	(367)
Foreign exchange rate changes	(34)	1	—	—

	$28,441	$23,272	$13,143	$12,166

(b)     Plan Assets

	Pension Benefit Plans
	2007	2006

Fair value at beginning of year	$24,412	$23,403
Actual return on plan assets	(8)	1,569
Employer contributions	55	51
Benefits paid	(595)	(611)

Fair value at end of year	$23,864	$24,412

Plan assets consist of:

	Pension Benefit Plans
	2007	2006

Asset Category (i)
Equity securities	44%	34%
Fixed income	11%	23%
Other (ii)	45%	43%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2007 and 2006 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

(c)     Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Fair value of plan assets	$23,864	$24,412	$—	$—
Accrued benefit obligation	28,441	23,272	13,143	12,166

Funded status of plans — surplus (deficit)	(4,577)	1,140	(13,143)	(12,166)

Unamortized net actuarial loss	10,451	6,509	—	—
Unamortized transitional obligation	—	240	—	—

Accrued benefit asset (liability) [notes 7, 10]	$5,874	$7,889	$(13,143)	$(12,166)

(d)     Net Pension Expense

	2007	2006

Current service cost	$1,027	$1,028
Interest cost	1,259	872
Actual return on plan assets	8	(1,569)
Actuarial loss	3,536	6,056

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	5,830	6,387
Difference between actual and expected return on plan assets	(820)	796
Difference between actuarial loss recognized for year and actual actuarial loss on accrued benefit obligation for year	(3,122)	(6,056)
Amortization of transitional obligation	240	723

Defined benefit pension expense	2,128	1,850
Defined contribution pension expense	10,905	8,973

Net pension expense	$13,033	$10,823

	2007	2006

Significant assumptions at December 31
Discount rate	5.5%	5.3%
Rate of compensation increase	5.5%	4.5%
Long-term rate of return on assets	6.5%	6.3%

(e)     Other Post-Retirement Benefit Expense

	2007	2006

Current service cost	$510	$487
Interest cost	606	544
Actuarial (gain) loss	(370)	395
Plan amendment costs	3,838	588
Plan curtailment gain	(2,990)	—

Other post-retirement benefit expense	$1,594	$2,014

	2007	2006

Significant assumptions at December 31
Discount rate	5.5%	5.1%
Initial health care cost trend rate	9%	10%
Cost trend rate declines to	6%	6%
Year the rate reaches its final level	2011	2011

(f)     Pension and Other Post-Retirement Benefits Cash Payments

	2007	2006

Employer contributions to funded pension plans	$55	$51
Benefits paid for unfunded benefit plans	617	367
Cash contributions to defined contribution plans	10,905	8,973

Total cash payments for employee future benefits	$11,577	$9,391

BPLP
BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.
BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.
The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2007. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2008. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:

(a)     Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2007	2006	2007	2006

Fair value of plan assets	$618,096	$605,789	$—	$—
Accrued benefit obligation	816,574	800,050	137,421	141,746

Funded status of plans — deficit	(198,478)	(194,261)	(137,421)	(141,746)

Unrecognized prior service cost	—	—	3,331	5,856
Unamortized net actuarial loss	204,342	206,253	30,044	49,034

Accrued benefit asset (liability) [notes 7, 10]	$5,864	$11,992	$(104,046)	$(86,856)

(b)     Pension Asset Categories

	Asset Allocation		Target Allocation
	2007	2006	2007	2006

Asset Category (i)
Equity securities	57%	71%	60%	70%
Fixed income	42%	28%	40%	30%
Cash	1%	1%	—	—

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2007.
(c)     Net Pension Expense

	2007	2006

Current service cost	$29,093	$24,229
Interest cost	40,658	35,406
Actual return on plan assets	2,215	(64,194)
Actuarial (gain) loss	(34,978)	89,119

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	36,988	84,560
Difference between actual and expected return on plan assets	(44,632)	25,679
Difference between actuarial loss recognized and actual actuarial loss on accrued benefit obligation for year	46,544	(81,322)

Net pension expense	$38,900	$28,917

	2007	2006

Significant assumptions at December 31
Discount rate	5.3%	5.0%
Rate of compensation increase	3.5%	3.5%
Long-term rate of return on assets	7.0%	7.0%

(d)     Other Benefit Plans Expense

	2007	2006

Current service cost	$8,423	$6,304
Interest cost	7,272	4,394
Past service cost	(1,829)	5,856
Actuarial (gain) loss	(15,939)	59,563

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	(2,073)	76,117
Difference between actual and recognized past service costs for year	2,526	(5,856)
Difference between actuarial gain recognized and actual actuarial loss on accrued benefit obligation for year	18,991	(59,931)

Other benefit plans expense	$19,444	$10,330

	2007	2006

Significant assumptions at December 31
Discount rate	5.1%	5.0%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	10.0%	10.0%
Cost trend rate declines to	5.0%	5.0%
Year the rate reaches its final level	2019	2018

A one percentage point increase or decrease in assumed health care cost trend rate would have the following effect:

	Increase	Decrease

Effect on December 31, 2007, obligation	$23,430	$(19,647)
Aggregate of 2007 current service cost and interest cost	2,575	(2,101)

(e)     Pension and Other Post-Retirement Benefits Cash Payments

	2007	2006

Employer contributions to funded pension plans	$31,284	$21,665
Benefits paid for unfunded benefit plans	2,458	1,705

Total cash payments for employee future benefits	$33,742	$23,370

Benefits paid by the funded pension plan were $22,600,000 for 2007 (2006 — $12,500,000). BPLP’s expected contributions for the year ended December 31, 2008 are approximately $30,673,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2008	$26,100	$3,300
2009	29,700	3,700
2010	33,500	4,100
2011	37,300	4,600
2012	41,500	5,100
2013 to 2017	267,600	32,900

23.	Acquisition of Interest in Zircatec Precision Industries, Inc.

Effective February 1, 2006, Cameco acquired a 100% interest in Zircatec Precision Industries, Inc. for $108,884,000. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity from Candu reactors. The acquisition was accounted for using the purchase method and the results of operations are included in the consolidated financial statements from February 1, 2006.

The values assigned to the net assets acquired were as follows:

Cash and other working capital	$20,738
Tangible assets	30,928
Intangible assets	118,819
Future income taxes	(40,836)
Net liabilities	(20,765)

Net assets acquired	$108,884

Financed by:
Cash	$88,884
Holdback [note 10]	20,000

$108,884

24.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government will receive 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares will be received immediately and 17,305,238 shares will be held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties have agreed to extend the deadline for closing the transactions to April 30, 2008. The conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions. Thus, Cameco has recorded a charge of $113,000,000 ($153,000,000 after a tax expense of $40,000,000).

25.	Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL is obligated to annually convert a base quantity of five million kgU as UO3 to UF6 for Cameco.

(b)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed that the arbitration should be before a single arbitrator.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (MNAC) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007, filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of settlement discussions. CGM and Gatsuurt LLC have reached an agreement in principle to suspend, and upon signing a definitive agreement, to terminate the arbitration proceedings between CGM and Gatsuurt LLC. In anticipation of a settlement, CGM has recorded a $3,000,000 (US) charge as an estimate of the cost to settle the matter.

(d)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(e)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

ii)	Guarantees to customers under power sales agreements of up to $47,000,000. Cameco did not have any actual exposure under these guarantees at December 31, 2007.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.
The fair value of these guarantees is nominal.

(f)	Commitments

At December 31, 2007, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2008	$160
2009	122
2010	120
2011	123
2012	129
Thereafter	195

Total	$849

26.	Port Hope Conversion Facility

On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, production of UF6 has been suspended until Cameco is able to remove the contaminated soil and implement necessary corrective measures. Current estimates indicate that the clean up of the contaminated area will cost approximately $15,000,000 to $20,000,000 and a total of $17,000,000 was recognized in earnings for 2007.

27.	Financial Instruments

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in BPLP, and gold through its investment in Centerra. Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as cash flow hedges.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. These instruments have terms ranging from 2008 to 2013. At December 31, 2007, the mark-to-market gain on these sales contracts was $67,600,000.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Currency

At December 31, 2007, Cameco had $1,908,000,000 (US) in forward contracts at an average exchange rate of $1.11 and €88,420,000 at an average exchange rate of $1.35. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US

2008	$918	1.12	$1,028	€45	1.36	$61
2009	510	1.11	566	20	1.29	26
2010	380	1.11	422	15	1.34	20
2011	100	1.08	108	8	1.40	11

Total	$1,908	1.11	$2,124	€88	1.35	$118

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes deferred gains and deferred charges. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized. Of these amounts, $1,293,000 of the US-denominated contracts and $88,000,000 of the Euro-denominated contracts mature in 2008. The remaining $615,000 in US-denominated contracts matures in 2009.

At December 31, 2007, Cameco’s net mark-to-market gain on these foreign currency instruments was $139,700,000 (Cdn).

Derivatives

The following table summarizes the fair value of derivatives and classification on the December 31, 2007, balance sheet:

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 7]	$125,101	$35,839	160,940
Long-term receivables, investments and other [note 7]	43,540	39,949	83,489
Current portion of other liabilities [note 10]	(17,213)	(448)	(17,661)
Other liabilities [note 10]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

The following table summarizes different components of the (gains) and losses on derivatives:

	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(634)	$—	$(634)
Foreign currency contracts	(14,107)	—	(14,107)
Energy and sales contracts	—	(7,183)	(7,183)
Cash flow hedges:
Energy and sales contracts	—	(7,616)	(7,616)
Ongoing hedge inefficiency	(6,252)	—	(6,252)
Ineligible for hedge accounting	(17,814)	—	(17,814)

Net	$(38,807)	$(14,799)	$(53,606)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $89,300,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next twelve months, based on current prices, Cameco expects an estimated $33,200,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

28.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2007 was 351,175,226 (2006 — 351,223,724).

	2007	2006

Basic earnings per share computation
Net earnings	$416,112	$375,715
Weighted average common shares outstanding	351,175	351,224

Basic earnings per common share	$1.18	$1.07

Diluted earnings per share computation

Net earnings	$416,112	$375,715
Dilutive effect of:
Convertible debentures	9,624	8,992

Net earnings, assuming dilution	$425,736	$384,707

Weighted average common shares outstanding	351,175	351,224
Dilutive effect of:
Convertible debentures	21,209	21,209
Stock options	4,487	4,402

Weighted average common shares outstanding, assuming dilution	376,871	376,835

Diluted earnings per common share	$1.13	$1.02

29.	Segmented Information

Cameco has four reportable segments: uranium, fuel services, electricity and gold. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The gold segment involves the exploration for, mining, milling and sale of gold.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a) Business Segments

2007
		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,269.4	$238.6	$417.8	$404.9	$(21.0)	$2,309.7

Expenses
Products and services sold	516.3	237.8	233.0	246.0	(21.4)	1,211.7
Depreciation, depletion and reclamation	104.7	24.1	45.8	50.9	—	225.5
Exploration	46.0	—	—	20.8	—	66.8
Research and development	0.2	3.4	—	—	—	3.6
Other	6.4	—	—	3.2	—	9.6
Cigar Lake remediation	29.4	—	—	—	—	29.4
Restructuring costs [note 24]	—	—	—	113.0	—	113.0
Loss (gain) on sale of assets	(5.8)	—	1.8	—	—	(4.0)
Non-segmented expenses						188.1

Earnings (loss) before income taxes and minority interest	572.2	(26.7)	137.2	(29.0)	0.4	466.0
Income tax expense						29.5
Minority interest						20.4

Net earnings						$416.1

Assets	$3,383.8	$272.2	$821.3	$638.6	$—	$5,115.9
Intangibles	$—	$108.7	$—	$—	$—	$108.7
Goodwill	$—	$—	$—	$146.8	$—	$146.8
Capital expenditures for the year	$304.9	$26.3	$30.9	$132.4	$—	$494.5

2006
		Fuel			Inter-
(Millions)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$803.3	$224.1	$407.6	$414.1	$(17.4)	$1,831.7

Expenses
Products and services sold	472.1	180.2	221.0	268.4	(13.9)	1,127.8
Depreciation, depletion and reclamation	94.2	19.1	43.5	44.4	(1.5)	199.7
Exploration	31.7	—	—	26.5	—	58.2
Research and development	—	2.7	—	—	—	2.7
Other	4.2	—	—	(15.4)	—	(11.2)
Cigar Lake remediation	20.6	—	—	—	—	20.6
Loss (gain) on sale of assets	(0.4)	0.5	—	(1.3)	—	(1.2)
Non-segmented expenses						89.6

Earnings (loss) before income taxes and minority interest	180.9	21.6	143.1	91.5	(2.0)	345.5
Income tax recovery						(68.8)
Minority interest						38.6

Net earnings						$375.7

Assets	$3,100.6	$252.5	$758.6	$734.6	$—	$4,846.3
Intangibles	$—	$114.0	$—	$—	$—	$114.0
Goodwill	$—	$—	$—	$180.1	$—	$180.1
Capital expenditures for the year	$287.8	$17.9	$33.2	$120.7	$—	$459.6

(b) Geographic Segments

(Millions)	2007	2006

Revenue from products and services
Canada — domestic	$610.7	$525.2
— export	258.8	271.0
United States	1,035.3	621.3
Kyrgyzstan	225.0	223.1
Mongolia	179.9	191.1

	$2,309.7	$1,831.7

Assets
Canada	$3,894.0	$3,560.7
United States	242.5	323.4
Kyrgyzstan	577.7	576.9
Mongolia	247.6	305.5
Europe	275.8	286.2
Kazakhstan	133.8	87.7

	$5,371.4	$5,140.4

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2007, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $179,175,000 (2006 — $64,270,000), approximately 12% (2006 — 6%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2007, electricity revenues from one customer of BPLP represented approximately 6% of BPLP’s total revenues. In 2006, electricity revenues from BPLP’s two largest customers represented approximately 15% and 12% of BPLP’s total revenues.
30.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.